EXHIBIT 21.1
Subsidiaries of Interstate Bakeries Corporation

Name	Jurisdiction of Formation / Incorporation	Ownership Percentage
IBC Services, LLC	Missouri	100%

Interstate Brands Corporation	Delaware	100%

IBC Sales Corporation	Delaware	100%

Mrs. Cubbison’s Foods, Inc.	California	80%

IBC Trucking, LLC	Delaware	100%

Baker’s Inn Quality Baked Goods, LLC	Delaware	100%

New England Bakery Distributors, L.L.C.	Connecticut	100%

Armour and Main Redevelopment Corporation	Missouri	100%